Contact:	Andrew L. Fine Investor Relations (212) 953-1373

FOR IMMEDIATE RELEASE

NOVEL DENIM HOLDINGS LIMITED ANNOUNCES THAT A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS AND ITS BOARD OF DIRECTORS HAVE APPROVED A GOING PRIVATE TRANSACTION AT $1.20 PER SHARE IN CASH

— Special Committee negotiates 26% increase to previously made management proposal.

HONG KONG, December 13, 2004 — Novel Denim Holdings Limited (Nasdaq SmallCap: NVLD) announced the execution of a merger agreement, with a wholly owned subsidiary, pursuant to which all holders of the outstanding ordinary shares of Novel Denim other than Mr. K. C. Chao, the Chief Executive Officer and President of Novel Denim, and Novel Apparel (BVI) Limited (which is indirectly wholly-owned by Mr. Chao and his family), will receive $1.20 per share in cash. All outstanding in-the-money options to acquire ordinary shares of Novel Denim will be cashed-out on similar terms. This price represents a 26% premium to the proposal made by management on November 24, 2004 and a 71% premium over $0.70, which was the closing share price before the announcement of the proposal in November. The transaction is subject to customary conditions set forth in the merger agreement.

Mr. Chao and Novel Apparel (BVI) Limited currently own approximately 63% of the issued and outstanding ordinary shares of Novel Denim and have agreed to vote their shares in support of the proposed transaction. Following the merger, Mr. Chao and Novel Apparel (BVI) Limited expect to own all of the outstanding ordinary shares of Novel Denim, which will no longer be publicly traded.

“We believe given our size and lack of profitability as well as the current financial, business, and industry environments, it is in the best interest of the Company and all of its shareholders that the Company reduces its costs wherever possible, including, in particular, by delisting from the NASDAQ SmallCap Market and deregistering under the Securities Exchange Act of 1934, as amended, respectively,” said Mr. Chao. “The need to reduce costs is increased by the ongoing losses of our textile operations in South Africa, which is suffering from the further weakening of the U.S. dollar versus the South African rand. These adverse exchange movements have increased our borrowing and lease obligations and further reduced our ability to operate profitably, thereby increasing the need to close the factory. As previously mentioned, operating as a private company will allow the company to reduce its increasing public company expenses, which are expected to represent at least $1.25 million in fiscal 2006, a significant portion of our SG&A,” concluded Mr. Chao.

Following management’s recommendation to review deregistration alternatives in October and the receipt of a going private proposal in November, the Board of Directors of Novel Denim appointed a Special Committee of independent directors to review the proposed transaction.

The Special Committee, consisting of the two independent directors of the Company, engaged Shearman & Sterling LLP as its legal counsel and Benedetto Gartland & Company, Inc. as its financial adviser. Benedetto Gartland also rendered its written opinion to the Special Committee that, as of the date of the opinion, the transaction, as currently structured, is fair to the unaffiliated public shareholders from a financial point of view. Novel Denim engaged Simpson Thacher & Bartlett LLP as its legal counsel. After extended negotiations, the Special Committee approved and recommended, and recommended that Novel Denim’s Board of Directors approve, the proposed transaction. Consequently, the proposed transaction was unanimously approved by Novel Denim’s Board of Directors.

The Company expects the merger to close in the first quarter of calendar 2005. The closing of the merger is subject to various conditions, including approval of the merger by a majority of the Company’s shareholders and certain other customary closing conditions. Approval of the merger by the Company’s shareholders is assured because the controlling shareholders have agreed to vote their shares in support of the merger.

As a result of the merger, the Company will become a privately held company, and the registration of the ordinary shares of the Company under the Securities Exchange Act of 1934, as amended, will terminate. Following the merger, the ordinary shares of the Company will no longer be listed on the NASDAQ SmallCap Market.

The announcement of the merger agreement described above is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell ordinary shares of the Company. The Company intends to file and deliver all forms, notices and documents required under applicable law with respect to the merger. As soon as practicable, the Company intends to file a Transaction Statement on Schedule 13e-3 with the Securities and Exchange Commission for the special meeting of shareholders to be held to vote on the proposed merger. Upon satisfactory completion of the Commission’s review and comment on the Transaction Statement, the Company will call a special meeting of its shareholders to vote on the merger and will file with the Commission and mail to the Company’s shareholders the definitive materials, including the definitive Transaction Statement. The definitive materials will contain important information regarding the merger, including the recommendation of the Company’s Board of Directors with respect to the merger. Shareholders are advised to carefully read the definitive materials, including the Transaction Statement and the merger agreement, before making any decisions regarding the merger. Copies of the definitive materials, and any amendments or supplements thereto, will be available without charge on the Securities and Exchange Commission’s website at www.sec.gov.

About Novel Denim

Novel Denim is a flexible supplier of a broad range of woven and printed fabrics, to customers primarily in the United States and Europe. Novel Denim’s facilities are strategically located in South Africa and China. Novel Denim produces and/or finishes a diversified and innovative range of denim, chino, twill and printed fabrics, including lightweights, alternative weaves and specialty colors and finishes. Novel Denim’s customers include major retailers, wholesalers and manufacturers of leading designer and private label apparel brands.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are indicated by words or phrases such as “anticipate,” “estimate,” “project,” “expect,” “believe” and similar words or phrases. Such statements are based on current expectations and are subject to certain risks and uncertainties including, but not limited to, the overall level of consumer spending on apparel, the financial strength of the retail industry limited generally and the Company’s customers in particular, changes in trends in the market segments in which the Company competes, the level of demand for the Company’s garments and fabrics, actions by its major customers or existing or new competitors, changes in currency and interest rates, changes in applicable tax laws, regulations and treaties, import/export laws and treaties and changes in economic or political conditions in the markets where the Company sells or manufactures its products, as well as other risks and uncertainties set forth in the Company’s publicly-filed documents, including its Annual Report on Form 20-F for the fiscal year ended March 31, 2004. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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